UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39859

Kuke Music Holding Limited

Room 303
Beijing Broadcasting Tower,
No. Jia 14, Jianwaidajie
Chaoyang District, Beijing
People’s Republic of China
+86-010-6561 0392
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Kuke Music Holding Limited, a Cayman Islands exempted company (the “Company”), a leading classical music service platform in China, entered into a securities purchase agreement with Shelf Advisor Limited, Short Selling Capital Group Limited and Bera Family Limited, in connection with the issuance and sale of (i) $2,160,000 aggregate principal amount of 8.0% Convertible Note Due October 29, 2025 (which can be convertible into Class A ordinary shares, par value $0.001 per share) and (ii) 5,000,000 American Depositary Shares (the “ADSs”) at a purchase price of $0.001 per share, representing 5,000,000 Class A ordinary shares.

As a foreign private issuer, the Company hereby intends to rely on home country practice of the Cayman Islands with respect to the requirements under the NYSE Listed Company Manual Rule 312.03.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-267655) and the Company’s Registration Statement on Form S-8 (Registration No. 333-256982).

Exhibit Index

Exhibit	Description
5.1	Opinion of Conyers Dill & Pearman
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
Name:	Li Li
Title:	Chief Financial Officer

Date:	October 29, 2024

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